WTI FUND X, INC.

104 LA MESA DR., SUITE 102
PORTOLA VALLEY, CA  94028

March 14, 2025

VIA EDGAR

Mr. John Kernan
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281

Re:	WTI Fund X, Inc.

Dear Mr. Kernan:

Set forth below are our responses to the follow-on comments (restated in italics below) that you imparted during a telephone conversation with us on February 14, 2025, relating to the Annual Report on Form 10-K (“Form 10-K”) of WTI Fund X, Inc. (“Fund”) for the year ended December 31, 2023.  Thank you for providing us with your comments and for giving us the opportunity to respond to them in this letter.  For purposes of clarity, sub-questions to the Staff’s comments have been rearranged.

Comment:  Staff notes that credit quality of the Fund’s portfolio appears to have deteriorated when viewed through the lens of the total loan investments classified as non-accrual, which increased from approximately 2.73% as of December 31, 2022 to approximately 4.6% and 11.8% as of December 31, 2023 and September 30, 2024, respectively, when expressed as a percent of total loan investments.  Please elaborate on your response to Comment 10 provided to IM CAO staff in correspondence dated November 13, 2024 to discuss if and how this information is incorporated into valuation techniques used to fair value loans (both accruing and non-accruing).

Mr. John Kernan
March 14, 2025

Response:

As described below and in the Fund’s Form 10-K, the Fund makes investments in early stage companies that generally are not yet profitable and in many instances, not yet revenue-generating, and may depend on additional future supplemental capital, from venture capital investors and others, to sustain business operations during their growth phase.  Accordingly, the Fund’s portfolio is expected to follow a generally cyclical lifecycle and it is expected that during its lifecycle, the percentage of non-accrual loans will vary and may increase during certain periods. Management does not consider that the percentages of non-accrual loans in the Fund’s portfolio are currently outside of expected levels, based on management’s 40 years of experience investing in the venture markets,1 and accordingly, believes that the Fund’s valuation methodologies fully take into account the observed credit deterioration of loan investments in the Fund’s portfolio and are fully in accordance with the requirements of ASC 820.  As stated in the Fund’s response to Comment 10, management’s valuation policy describes the detailed procedures management performs quarterly to measure the Fund’s ventures loans at fair value.  As part of this process, all loans (including performing loans) are individually evaluated to determine if there are any material changes to the startup’s business or indicators of additional risk which might have a material impact on the fair value of the loans.  As stated in Footnote 2, Summary of Significant Accounting  Policies—Investment Valuation—Loans, in the Notes to the Financial Statements (“Footnote 2”), these factors include “the borrower’s payment history, available cash and “burn rate,” revenues, net income or loss, the likelihood that the borrower will be able to secure additional financing in the future, and an evaluation of the general interest rate environment.”  Management performs a robust valuation process on a loan by loan basis which is deemed to provide the most precise fair market value estimates of the investments in the Fund’s portfolio. Given the nature of the venture investing environment and past Funds’ experience, the percentage of loan investments classified as non-accrual in the portfolio is not by itself an indicator of a decline in fair value to the overall performing loan population.

Comment (b):  Provide additional detail describing “most advantageous market analysis” and “asset recovery” valuation techniques and consider prospectively incorporating such disclosure in the Financial Statements.

1 During the life cycle of a venture loan fund, the initial years (years 1-3), are primarily investment focused, as management originates new loans to qualified startups.  As the loan pool seasons midway through its life cycle (years 4-7), management anticipates an increase in non-accrual loans due to various reasons (e.g., market conditions, management turnover, lack of success of business thesis or competitive pressure, failure to secure additional funding, etc.).  During the latter stages of the Fund’s life cycle (years 8-10), management expects to see recoveries on loans due to M&A transactions, asset sales, etc.  As the Fund is in its 4th year of a 10 year life, the increase in non-accrual loans is consistent with management’s experience with past fund vintages.

Mr. John Kernan
March 14, 2025

Response:

1.          Most advantageous market analysis

The Fund’s loan investments are transacted in private markets that are illiquid and generally lack an active or principal market for such loans. As described in Footnote 2, in arriving at the Fund’s significant accounting policies, management has determined that there is no readily available market price or secondary market for the Fund’s loans. Accordingly, management determines the fair value of the Fund’s loans based on a transaction that would occur in the most advantageous market as described in the valuation policy. In doing so for loans that are considered to be performing, management has considered guidance provided in ASC 820 with respect to identification of the “most advantageous market,” and determined that, based on management’s understanding of the market and historical experience, there have been limited transactions in which loans of the nature held by the Fund have been bought and sold.  Therefore, we consider the most advantageous market to be other investment managers with underwriting policies, practices, and investments similar to those of the Fund.2 Accordingly, the Fund, when determining the fair value of each loan within its portfolio that is considered to be performing, assumes that a buyer in the most advantageous market would have an expected yield on each loan consistent with that of the Fund.

As part of the most advantageous market analysis, all loans (including performing loans) are regularly evaluated to determine if there are any material changes to the startup’s business or indicators of additional risk which might have a material impact on the fair value of the Fund’s loans.  Examples include  key management turnover, missed payments, poor financial performance/execution, and failure to raise capital.

2.          Asset recovery

Management utilizes an asset recovery methodology which incorporates various probability weighted alternative outcomes to determine the fair value, generally referred to as a Probability Weighted Expected Return Model (“PWERM”).  This model evaluates the likely asset recovery values ascribed to multiple scenarios.

We propose adding the following language in to our Footnote 3 disclosure ahead of the ASC 820 Fair Value Inputs table:

“The methodologies primarily employed by management for valuation purposes consist of valuing loans based on the most advantageous market, as previously discussed, and the “asset recovery” method.  The asset recovery method is leveraged once management identifies a troubled loan.  This methodology incorporates various alternative outcomes based on all available information as of the valuation date.  Each outcome is assigned a weighting depending on the facts and circumstances which exist at the underlying portfolio company. In certain scenarios management identifies all relevant remaining assets and the expected value of the proceeds the Fund may receive for selling off tangible assets or IP, redeploying those assets to other companies, recovering receivables, etc. In other circumstances, management considers the portfolio company’s potential ability to raise an additional round of financing or to be acquired which then allows for full or partial recovery of our loan.”

2  See ASC 820-10-35-5A., “A reporting entity need not undertake an exhaustive search of all possible markets to identify the principal market or, in the absence of a principal market, the most advantageous market, but it shall take into account all information that is reasonably available. In the absence of evidence to the contrary, the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market or, in the absence of a principal market, the most advantageous market.”

Mr. John Kernan
March 14, 2025

Comment (a):  Describe what valuation techniques/methodologies apply to the non-accrual loans (as disclosed in Note 3, Fair Value Disclosures, in the Notes to the Financial Statements).

Response:

The asset recovery valuation methodology is applied to non-accrual loans.  See Response to Comment (b) above.  More generally, when management identifies loans (i.e., performing and non-accrual) that have experienced credit deterioration (e.g., missing multiple payments, inability to raise additional funding, key turnover of management team, etc.), a fair value adjustment may be warranted.  As stated in Footnote 2, “The amount of any valuation adjustment considers the estimated amount and timing of cash payments of principal and interest from the borrower and/or liquidation analysis and is determined based upon a credit analysis of the borrower and an analysis of the expected recovery from the borrower, including consideration of factors such as the nature and quality of the Fund’s security interests in collateral, the estimated fair value of the Fund’s collateral, the size of the loan, and the estimated time that will elapse before the Fund achieves a recovery. Management has evaluated these factors and has concluded that, the effect of deterioration in the quality of the underlying collateral, increase in size of the loan, increase in the estimated time to recovery and increase in the most advantageous market coupon rate would have the effect of lowering the fair value of the current portfolio of loans.”

Comment (c):  Given the material increase in non-accrual loans, explain whether credit deterioration experience in those loans impacts the interest rate assumptions for performing loans originated by the Fund during the same time period in determining the fair value of performing loans under the most advantageous market analysis technique or the effective yield interest rate input stated in your Response 10.  In addition, explain how the quality of these cohorts of loans compare to new issue loans.

Response:

Given the nature of the startup environment and management’s past experience with other Funds, the percentage of loan investments classified as non-accrual in the portfolio is not by itself an indicator of a decline in fair value to the overall performing loan population. Each startup company has unique characteristics, including management quality, access to additional capital, and effectiveness of implementation of its business plan.  Thus, credit deterioration in one startup company is not directly correlated to the valuation of another portfolio company, each of which will have different facts and circumstances.  This is why management evaluates each loan individually to determine if there are any indicators of changes to credit risk.  Moreover, based on management’s deep knowledge of the venture market, which includes data covering 40 years of venture lending experience through multiple market cycles, and detailed underwriting processes, management considers that the portfolio companies that the Fund invests in today have similar risk profiles to those made in the past and does not believe that the increase in non-accrual loans falls outside of observed ranges through prior market cycles.  This is why the terms to which the Fund underwrites remain consistent from one Fund vintage to another.

Mr. John Kernan
March 14, 2025

Comment (d):  Describe the factors that may contribute to valuation of a loan remaining materially unchanged subsequent to the loan being classified as non-accrual and provide supporting examples for loans that were newly designated as non-accrual during 2024.

Response:

The fair value asset recovery scenarios are continually evaluated over time.  In instances where a PWERM concludes that a portfolio company’s loan (i.e., it is a non-accrual or higher risk performing loan) has underlying collateral in excess of the Fund’s outstanding loan balance, no fair value adjustment is considered necessary as the Fund expects to receive the full value of the loan. Further, it is important to note that it is rare, and not pervasive, that a loan is placed on non-accrual without a fair value adjustment because the Fund expects to receive the full cost basis on the loan, which in certain situations occurs when the underlying assets of a portfolio company are in excess of the Fund’s outstanding loan balance.  Due to timing delays associated with M&A’s, restructures, etc. there may exist extended periods where the Fund is not receiving any payments and therefore by definition these loans are classified as non-accrual.  In these and other similar instances, management may conclude that no adjustment to the fair value of the loan is warranted based on the output of the asset recovery analysis.

Comment (e):  Specific to increase in non-accrual loans in 2024, when certain loans experienced sudden and significant declines in valuation, please describe the nature of these sudden and significant declines in valuation and the related change in credit risk impacting these loans. In your response, please describe if management’s investment process incorporates a risk identification or rating system for its loan portfolio and what procedures are in place to collect and analyze underlying borrower financial information to monitor compliance with loan covenants.

Mr. John Kernan
March 14, 2025

Response:

As described above, management has in place a robust process for tracking each and every loan in the Fund’s portfolio, which includes careful review of financial statements, discussions with management, review of cash balances on hand, and evaluation of key milestones made or missed.  This tracking mechanism provides for the identification of loans requiring different valuation methodologies as described above.  As part of management’s business process, loans with startup companies are structured without significant covenants to allow founders the most flexibility in how they deem the money is needed to grow the underlying business.

Due to the volatile nature associated with startup companies, this monitoring process of the Fund’s loans can identify triggering events that have an immediate and material impact on fair market value. Examples of these unique situations may include but are not limited to: (i) significant financing arrangements not coming to fruition; (ii) changes to regulations which adversely impact a startup company’s ability to continue as a going concern; and (iii) in certain rare instances, falsification of documents by a portfolio company’s management. Individual fact patterns unique to each startup company are considered by management based on the best information available for ASC 820 purposes.   In management’s opinion, venture investing involves risks of this nature and management does not believe that the incidence of such occurrences relating to portfolio companies in the Fund is outside of historical experience.  Counsel to the Fund has separately discussed with you the circumstances surrounding valuation adjustments to certain portfolio companies.

Additional Information.  In addition to the robust valuation process described above, management notes that the Fund’s organizational structure and fee structure mitigate against misaligned incentives relating to valuation that could pose risks to investors.  The Fund is structured as a closed-end, illiquid fund, fees are assessed based on committed capital, not assets under management, and investors return is derived from income and distributions.

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Should you have any questions or comments, please call me at (650) 234-4308 or our counsel, Mary C. Moynihan at (202) 654-6254.

Very truly yours,

/s/ Jared Thear
Jared Thear
Chief Financial Officer